Consent of Independent Registered Public Accounting Firm


The Board of Directors and Shareholders
AllianceBernstein Equity Income Fund, Inc.

We consent to the use of our report, dated January 26, 2010, with respect to the statement of assets and liabilities, including the portfolio of investments, of AllianceBernstein Equity Income Fund, Inc. (formerly AllianceBernstein Utility Income Fund, Inc.) as of November 30, 2009, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the years in the two-year period then ended and the financial highlights for each of the years in the four-year period then ended, incorporated herein by reference.


\s\ KPMG LLP


New York, New York
February 25, 2011




SK 00250 0156 1175207